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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                Form 10-KSB for the Fiscal Year April 30, 2002

                          Commission File No. 1-8125

                            Cusip No. 891305 10 4

PART I    REGISTRANT INFORMATION

Torotel, Inc.
13402 South 71 Highway
Grandview, MO 64030

PART II   RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

                               Yes  X   No
                                   ---     ---

     X    (a)  The reasons described in reasonable detail in Part III of this
    ---        form could not be eliminated without unreasonable effort or expense; and

     X    (b)  The subject annual report on Form 10-KSB will be filed on or
    ---        before the fifteenth calendar day following the prescribed due date.

          (c)  The accountant's statement or other exhibit required by Rule
    ---        12b-25(c) has been attached if applicable.

PART III  NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

Effective April 2, 2002, a transaction was completed whereby Torotel acquired the shares of Electronika, Inc. Since the purchase price exceeded the value of assets received, the proper application of SFAS No. 141, BUSINESS COMBINATIONS, and SFAS 142, GOODWILL AND OTHER INTANGIBLE ASSETS, and the impact on other disclosures are still being evaluated by Torotel and its independent auditors.


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PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          H. James Serrone
          (816) 761-6314

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed? If the answer is no, identify report(s).

                               Yes  X   No
                                   ---     ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

                               Yes      No  X
                                   ---     ---

                                TOROTEL, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 26, 2002                          /s/ H. James Serrone
      -------------                          ------------------------------
                                             H. James Serrone
                                             Vice President of Finance and
                                             Chief Financial Officer


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